Exhibit 99.1

Aesthetic Medical International Holdings Group Limited to Hold Annual General Meeting on September 15, 2020

Shenzhen, China, September 5, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announced that it will hold its 2020 Annual General Meeting of Shareholders (the “AGM”) at its new headquarters, Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C., at 3 p.m. (China Standard Time) on September 15, 2020 (which is 3 a.m. (Eastern Daylight Time) on September 15, 2020).

To attend this earnings conference call, please use the information below for either dial-in access or webcast access. When prompted, please reference “Aesthetic Medical International Holdings Group Limited”

Conference Call
Date:	September 15, 2020
Time:	3:00 a.m. Eastern Daylight Time, U.S. (3:00 p.m. China Standard Time)
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

Shareholders listed in the register of members at the close of business on September 5, 2020 (China Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Copies of the notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement, the Proxy Card and the Company’s 2019 Annual Report are available on the Investor Relations section of the Company’s website at http://ir.aihgroup.net/ and on the SEC’s website at www.sec.gov.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com